Royal Dutch Shell plc
Carel van Bylandtlaan 30
Mr. H. Roger Schwall	2596 HR The Hague
Assistant Director	The Netherlands
Division of Corporation Finance	Tel +31 70 377 3120
Mail Stop 7010	Email Roy.Waight@shell.com
Securities and Exchange Commission	Internet http://www.shell.com
100 F Street, NE
Washington, D.C. 20549-1090
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FOIA Confidential Treatment Requested
March 3, 2009

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 — File No. 1-32575 SEC February 12, 2009
Dear Mr. Schwall,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of February 12, 2009, to Peter Voser regarding my letter of January 20, 2009, and Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2007, filed March 17, 2008 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
General
1.	We note your response to comment 4 of our letter dated December 2, 2008. Please tell us the nature and amounts of royalties, taxes, and other payments you have made to the governments of Iran, Syria and Sudan, or to entities controlled by those governments, during the past fiscal year. Your response should include information regarding both cash payments and payments in kind. Please also tell us the total cash flow generated by your operations in each of those countries during the past fiscal year, including amounts recognized by you as revenue and amounts generated for the Iranian, Syrian and Sudanese governments or entities controlled by those governments. Describe in reasonable detail the terms of any contracts, agreements or

Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Mr. H. Roger Schwall
Securities and Exchange Commission
March 3, 2009
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FOIA Confidential Treatment Requested
other arrangements you have entered into regarding future payments to be made, or future cash flow to be generated, to those governments or to entities controlled by those governments.
In addition, please tell us whether any of the products, technologies, equipment and/or services you have provided into Iran, Syria and Sudan since December 2006 are items that are considered dual-use items, because they have both civilian and military applications. If any are dual-use items, please tell us whether, to the best of your knowledge, understanding and belief, any of the three countries is putting the items to military use and, if so, describe the military use(s) to which the items are put.

Rule 83 Confidential Treatment Requested.

Mr. H. Roger Schwall
Securities and Exchange Commission
March 3, 2009
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Risk Factors, page 13
2.	We note your response to our prior comments 1, 2, and 3 and your undertaking to provide revised disclosure in future filings. For each such prior comment, please provide us with an example of the disclosure you propose to include in future filings.
See Appendix A.
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Engineering Comments
3.	We note your response to our prior comment five of our letter dated December 2, 2008. Please provide us with an example of the disclosure you intend to include in response to this comment.
See Appendix B.
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4.	We have reviewed your response to our prior comment number six. We remind you that not only FAS 69 prohibits oil sand disclosure from oil and gas reserve disclosure but Rule 4-10(a) of Regulation S-K prohibits it as well. Therefore we do not consider the fact that the disclosure is outside the supplemental oil and gas information to be a meaningful argument. When companies have both types of reserves we have specifically stated there are to be separate disclosures. Therefore, we continue to believe that this disclosure is inconsistent with our reserve definitions, as well as FAS 69. We refer you to your own disclosure at the end of page 23 of this filing which emphasizes our point. Please revise your document accordingly.
As stated on page 18 of our Form 20-F for the year ended December 31, 2007, we believed, given the effect of two exceptional transactions in 2007, that our disclosure on page 18 was material to an investor’s understanding. We continue to believe this disclosure was required and is appropriate under US securities laws. Because there were no similarly exceptional transactions in 2008, we will not be including such a table in our Form 20-F for the year ended December 31, 2008. Please see our proposed disclosure attached as Appendix C to this letter.
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5.	We have considered your response to prior comment number 7 and do not agree with your conclusion regarding the combined presentation of reserves of consolidated subsidiaries with those of equity accounted investments. As you note in your response, we have historically objected to such combined presentations. Further, as indicated in our prior comment, given the differences in the nature of your control over your consolidated subsidiaries, as compared to

Mr. H. Roger Schwall
Securities and Exchange Commission
March 3, 2009
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your equity accounted investments, we do not believe your combined presentation is appropriate. In this regard, while the provisions of SFAS 69 are not directly applicable to disclosure oil and gas reserves outside of the financial statements, we believe that such disclosure should be presented in a manner which is consistent with that guidance.
We understand the staff’s views but we believe it is important for investors to view the company through management’s eyes. Therefore, we believe it was and is appropriate for us to present, outside of SFAS 69 disclosures, the total oil and gas proved reserves from both consolidated subsidiaries and our share of proved reserves from equity-accounted investments, as this is the way we manage our reserves. However, in respect of the staff’s objections, we will not be including the combined proved reserve totals in our Form 20-F for the year-ended December 31, 2008. In this regard, however, we note that next year newly adopted Item 1202 of Regulation of S-K would require one table that would aggregate proved reserves from consolidated subsidiaries with a company’s share of proved reserves associated with its equity accounted investments.
6.	We have reviewed your response to our prior comment eight. Production is almost always a significant part of a company’s year to year reserve changes and therefore it should be included in any discussion of those changes. Therefore, please provide us with your proposed language which includes the amount of production and its effect on changes to your proved oil and gas reserves.
See Appendix D.
Rule 83 Confidential Treatment Requested for Appendix D.
7.	We have reviewed your response to our prior comment eleven. It is our understanding that Aera operates in fields that are very mature, well developed and have production histories in the decades. Therefore, please further explain to us, in as much detail as necessary, the high percentage of proved undeveloped reserves that you claim for your share of this entity.
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8.	We have reviewed your response to our prior comment 12. We understand that you include inert gases as proved reserves when they are sold as part of the contract or where they are processed as part of an integrated LNG or GTL project. However, in any significant portion of your gas reserves have a high percentage of either inert gases or impurities that may impact the price you receive for that gas or significantly reduces the volume of hydrocarbon gas that you sell as compared to the reserves you claimed for that gas you should disclose this information. If the price received for the inert gas is materially different than the price received for the hydrocarbon gas that you claimed as reserves you should disclose the differences in both price

Mr. H. Roger Schwall
Securities and Exchange Commission
March 3, 2009
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FOIA Confidential Treatment Requested
and volume as compared to what you disclosed as reserves. We believe this information is useful to investors, if it is material.
Rule 83 Confidential Treatment Requested.
9.	We have reviewed your response to our prior comment 13. Please further explain the expected production increases given the current world economy which has led to a significant decrease in energy demand to the point that OPEC is cutting production. We note that two of these three projects are in OPEC countries. Please provide further information on sales contracts you have finalized and any other information regarding marketing these products which may support the attribution of proved reserves for these projects.
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If you have any questions, please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.
Sincerely,
/s/ Roy Waight

Roy Waight
Executive Vice President Controller

cc.	Timothy Levenberg, Special Counsel
US Securities and Exchange Commission

Jim Murphy, Petroleum Engineer
US Securities and Exchange Commission

Laura Nicholson
US Securities and Exchange Commission

Brad Skinner
US Securities and Exchange Commission

Mr. H. Roger Schwall
Securities and Exchange Commission
March 3, 2009
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FOIA Confidential Treatment Requested
APPENDIX A
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APPENDIX B
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APPENDIX C
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APPENDIX D
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